United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

MobilePro Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title and Class of Securities)

60742E205

(CUSIP Number)

Leslie William Fogg III
P.O. Box 8287
Essex Junction, Vermont 05451
(207) 604-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

______________________________________________________________________________

CUSIP No. 60742E205
______________________________________________________________________________

1.  Names of Reporting Persons.

Leslie William Fogg III

2.  Check the Appropriate Box if a Member of a Group

(a)  [   ]
(b)  [   ]

3.  SEC Use Only ............................................................

4.  Source of Funds .........................................................

PF

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e) [   ]

6.  Citizenship or Place of Organization:  United States Citizen

_____________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person with:

7.  Sole Voting Power:  47,806,170 Shares of Common Stock

8.  Shared Voting Power:  0

9.  Sole Dispositive Voting Power:  47,806,170 Shares of Common Stock

10.  Shared Dispositive Voting Power:  0

______________________________________________________________________________

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 47,806,170 Shares of Common Stock

12.  Check if Aggregate Amount in Row (11) Excludes Certain Shares  [   ]

13.  Percent of Class Represented by Amount in Row (11):  5.1%

14.  Type of Reporting Person:  IN

______________________________________________________________________________

Schedule 13D
MobilePro Corporation
Filed by Leslie William Fogg III

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, par value $.001 per share, of MobilePro Corporation, a Delaware corporation (the "Company" or the "Issuer"). The Company's principal executive office is located at 6701 Democracy Boulevard, Suite 202, Bethesda, Maryland 20817.

Item 2.  Identity and Background

(a)  Leslie William Fogg III ("Reporting Person")

(b) Principal business address of the Reporting Person is P.O. Box 8287 Essex Junction, Vermont 05451.

(c) The Reporting Person is a self-employed entrepreneur in the telecommunications industry. He is currently the President and Chief Executive Officer, as well as the principal owner, of Unified Communications Corp. (and its wholly-owned subsidiaries) and Nationwide Acquisition Corp. (and its wholly-owned subsidiaries), and he serves in various capacities with respect to other industry participants.

(d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the past five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person used personal funds to acquire the shares of Common Stock in the Company resulting in this statement on Schedule 13D.

Item 4.  Purpose of Transaction

The shares of Common Stock reported in this Schedule 13D have been acquired by the Reporting Person for investment purposes, based primarily on his belief that the underlying assets of the Company are undervalued in the marketplace. However, as the principal owner and chief executive officer of companies competing in the same or similar industries as the Company, the Reporting Person intends to use his influence with the Company explore potential partnership opportunities. Depending on various market factors and the current business climate, the Reporting Person may seek to continue to acquire shares of Common Stock in the Company, but does not currently intend to seek to acquire a controlling position. Except as stated herein, the Reporting Person does not currently have any other plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) As a result of the transaction leading to this statement on Schedule 13D, the Reporting Person was the beneficial owner of 47,436,170 shares of Common Stock of the Company, which represents approximately 5.1% of the class based on the number of issued and outstanding shares reported by the Reporting Person's broker-dealer on the date of the transaction.

(b) The Reporting Person has sole dispositive power with respect to the shares identified in response to Item 5(a) above.

(c) The Reporting Person executed the following transactions, through his broker-dealer, with respect to the Common Stock of the Company in the past sixty days:

Date:        Price:      Quantity:

12/16/08     $0.0004      2,239,900 shares
12/16/08     $0.0003      2,500,000 shares
12/16/08     $0.0005     12,360,000 shares
12/16/08     $0.0006      8,000,000 shares
12/17/08     $0.0006      1,080,000 shares
12/18/08     $0.0004      4,450,000 shares
12/18/08     $0.0005      6,005,000 shares
12/19/08     $0.0005      6,186,270 shares
01/27/09     $0.0005        615,000 shares
01/27/09     $0.0005        570,000 shares
01/27/09     $0.0005      2,000,000 shares
01/27/09     $0.0005      1,800,000 shares

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is a former executive officer of United Systems Access, Inc. ("USA"). Pursuant to a management agreement executed in connection with the acquisition of certain assets of the Company by USA, the Reporting Person served as an executive and director of American Fiber Network, Inc. and CloseCall America, Inc., both subsidiaries of the Company, from approximately July 18, 2007 through January 14, 2008.

The Reporting Person is currently involved in litigation against the Company as fully disclosed on Form 8-K filed by the Company on January 9, 2009.

Item 7.  Materials to be Filed as Exhibits

None.
___________________________________________________________________________

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    /s/ Leslie William Fogg III
By: ________________________
    Leslie William Fogg III


Dated:  February 6, 2009

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).